

October 8, 2021

Rick Dunn
Chief Financial Officer
Satellogic Inc.
Ruta 8 Km 17,500, Edificio 300
Oficina 324 Zonamérica
Montevideo, 91600, Uruguay

> **Re: Satellogic Inc.**
> **Amendment No. 1 to**
> **Registration Statement on Form F-4**
> **Filed September 24, 2021**
> **File No. 333-258764**

Dear Mr. Dunn:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 8, 2021 letter.

Amendment No. to Form F-4

General

1. We note your response to prior comment 1 and reissue our comment. The table provide appears to only reflect the equity stake and not the per share value of the shares owned by non-redeeming shareholders. Please also ensure that you reflect the implied per share value assuming exercise of CF V Warrants, PIPE Warrants or PubCo Warrants.

2. We note your response to prior comment 4 and reissue our comment. Please revise page 18 to include the requested information.

3.   We note your response to prior comment 7. Please clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants.

Q. What interests do CF Vs current officers and directors have in the Business Combination?, page 20

4.   We note your response to prior comment 10. Please revise to disclose the amount that the Sponsor paid for the Founder Shares.

The Sponsor, the Company Shareholders and the holders of Convertible Notes, page 106

5.   We note your response to prior comment 15. Please include the information in the last sentence of your response in your revised disclosures.

Certain Forecasted Information for the Company, page 167

6.   We note your response to prior comment 18. Please revise your disclosure to include the information provided in the last two paragraphs of your response letter.

Customers, page 201

7.   Please revise to disclose the material terms of your contract with ABDAS.

Financial Statements, page F-1

8.   Please update Nettar Group, Inc.'s financial statements in accordance with the instructions Item 8.A.5 of Form 20-F. Similarly, update the financial statements of CF Acquisition Corp. V with the most recent quarterly financial statements.

     You may contact Andi Carpenter at 202-551-3645 or Kevin Stertzel at 202-551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce at 202-551-3754 or Jay Ingram at 202-551-3397 with any other questions.

                           Sincerely,

                           Division of Corporation Finance
                           Office of Manufacturing